

Mail Stop 3030

October 13, 2015

Via E-mail
Mr. Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands

> **Re: Koninklijke Philips N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Response dated September 30, 2015**
> **File No. 001-05146-01**

Dear Mr. Wirahadiraksa:

We have reviewed your September 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2015 letter.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 26. Contingent Assets and Liabilities

Legal Proceedings, page 184

1.   With respect to your response to comment 2, please note that while Item 8-A7 of Form 20-F refers to significant effects, this rule should be considered in addition to, and not as a substitution of, the requirements of IFRS. Please tell us how you would compare the

disclosure standards of IFRS, including IAS 37.86 and IAS 1.31, with the SEC's Item 8-A7 of Form 20-F. For example, tell us how your disclosure would be different had you not applied the guidance in Item 8-A7 of Form 20-F.

You may contact Lynn Dicker at (202) 551-3616, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery